As filed with the Securities and Exchange Commission on June 5, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

FS INVESTMENT CORPORATION III

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION III

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

30282X 103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation III

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$7,041,003.08	$818.16*

*	The amount of the Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $818.16

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation III

Date Filed: May 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission on May 19, 2015 by FS Investment Corporation III, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in the State of Maryland (“FSIC III” or the “Company”). This Amendment No. 1 relates to the offer by the Company to purchase up to 786,265 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2014). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Except as amended hereby and to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule TO and the Offer to Purchase, as applicable.

Item 1 – Summary Term Sheet, Item 4 – Terms of the Transaction and Item 11 – Additional Information.

Items 1, 4 and 11 of the Schedule TO and the sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by adding the following:

“On June 5, 2015, the Company issued a press release announcing that it had extended the Offer until 5:00 p.m., Central Time, on July 1, 2015. The Offer is for cash at a price equal to 90% of the offering price per Share determined as of July 8, 2015. Subject to the limitations contained in the Offer to Purchase and the related Letter of Transmittal, all properly completed and duly executed Letters of Transmittal returned to the Company prior to 5:00 p.m., Central Time, on the Expiration Date (as extended) will be processed on or about July 8, 2015. Rights to withdraw valid tenders of Shares have also been extended and will now also terminate as of 5:00 p.m., Central Time, on the Expiration Date. In addition, holders of the Shares may withdraw their tendered Shares at any time after July 30, 2015 (which is 40 business days after the commencement of the Offer) if such Shares have not been accepted for payment by the Company. A copy of the press release is filed as Exhibit 99(a)(5)(A) to Amendment No. 1 to the Schedule TO and is incorporated by reference into the Schedule TO.”

All references to “5:00 P.M., Central Time, on June 25, 2015” set forth in the Letter of Transmittal (Exhibit 99(a)(1)(B)) and Letter to Stockholders, dated May 19, 2015 (Exhibit 99(a)(1)(C)), are hereby deleted and replaced with “5:00 P.M., Central Time, on July 1, 2015.” All references to “July 1, 2015” set forth in the Letter of Transmittal (Exhibit 99(a)(1)(B)) and Letter to Stockholders, dated May 19, 2015 (Exhibit 99(a)(1)(C)), are hereby deleted and replaced with “July 8, 2015.”

Item 2. Subject Company Information.

The third sentence of Item 2(b) is deleted and replaced with the following sentence:

“The Offer (as defined below) is for cash at a price equal to 90% of the offering price per Share determined as of July 8, 2015 (the “Purchase Price”).”

Item 12. Exhibits.

The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit 99(a)(1)(C) the following:

“99(a)(5)(A) Press Release, dated June 5, 2015.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2015

FS INVESTMENT CORPORATION III

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated May 19, 2015.*

99(a)(1)(B)	Form of Letter of Transmittal.*

99(a)(1)(C)	Letter to Stockholders, dated May 19, 2015.*

99(a)(5)(A)	Press Release, dated June 5, 2015.

*	- Previously filed on May 19, 2015.

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